					Exhibit 12.1

GREAT PLAINS ENERGY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Three Months Ended
	March 31
	2008	2007	2006	2005	2004	2003
	(millions)
Income from continuing operations	$47.5	$159.2	$127.6	$164.2	$175.3	$189.2
Add
Minority interests in subsidiaries	-	-	-	7.8	(2.1)	(1.3)
Equity investment (income) loss	0.4	2.0	1.9	0.4	1.5	2.0
Income subtotal	47.9	161.2	129.5	172.4	174.7	189.9

Add
Taxes on income	27.5	71.5	47.9	39.5	55.5	78.3
Kansas City earnings tax	-	0.5	0.5	0.5	0.5	0.4
Total taxes on income	27.5	72.0	48.4	40.0	56.0	78.7

Interest on value of leased property	0.8	3.9	4.1	6.2	6.2	5.9
Interest on long-term debt	39.9	74.1	62.6	64.3	66.1	58.8
Interest on short-term debt	5.5	26.9	9.1	5.1	4.8	5.4
Mandatorily Redeemable Preferred
Securities	-	-	-	-	-	9.3
Other interest expense and amortization (a)	1.7	7.2	5.2	5.9	13.6	3.9

Total fixed charges	47.9	112.1	81.0	81.5	90.7	83.3

Earnings before taxes on
income and fixed charges	$123.3	$345.3	$258.9	$293.9	$321.4	$351.9

Ratio of earnings to fixed charges	2.57	3.08	3.20	3.60	3.54	4.22

(a)  On January 1, 2007, Great Plains Energy adopted FIN No. 48, "Accounting for Uncertainty in Income Taxes," and along with the adoption, elected to make an accounting policy change to recognize interest related to uncertain tax positions in interest expense.